January 18, 2011
Jeffrey P. Riedler
Assistant Director
Division of Corporate Finance
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Fibrocell Science, Inc. (“Fibrocell” or the “Company”) Registration Statement on Form S-1 File No. 333-170688
Dear Mr. Riedler:
     On behalf of Fibrocell Science, Inc., a Delaware corporation, we hereby respond through EDGAR to the comments issued on December 8, 2010 to the Company’s Registration Statement on Form S-1 and addressed to Mr. Declan Daly. Contemporaneous with this submission we are filing a complete copy of Amendment No. 1 to the Registration Statement on Form S-1 for the Company (the “Amended S-1”) reflecting our responses.
     For your convenience, we have repeated the comments prior to the Company’s responses in italics.
General
1. We note that you are registering the sale of 18,609,324 shares of common stock. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, and the anti-dilution and price—protection provisions the transaction may be considered a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

If you disagree with our analysis, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address following among any other relevant factors:
•	The number of selling shareholders and the percentage of the overall offering made by each shareholder;

•	The date on which end the manner in which each selling shareholder received the shares end/or the overlying securities;

•	The relationship of each selling shareholder with the company including an analysis of whether the selling shareholder is an affiliate of the company;

•	Any relationships among the selling shareholders;

•	The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

•	The discount at which the shareholders will purchase the common stock underlying the convertible preferred stock (or any related security, such as a warrant or option) upon conversion or exercise; and

•	Whether or not any of the selling shareholders is in the business of buying and selling securities.
     For the following reasons, the Company respectfully submits that it does not believe it is conducting an indirect primary offering under Rule 415(a)(4).
     Overview of Company Offerings
     The Company has completed several fund raises over the past 14 months, including the Series B offering which the subject registration statement covers. Because the Company was in urgent need of funding and faced possible bankruptcy if it did not raise additional funds, each offering involved sales of securities at a lower sale price than the previous offering. Due to the lower sale price, anti-dilution provisions were triggered with respect to the securities sold in previous offerings, which increased the number of shares issuable under the terms of the Company’s securities.
     October 2009 Offering — On October 13, 2009, the Company entered into a securities purchase agreement with certain accredited investors, pursuant to which the Company agreed to sell to the purchasers in the aggregate: (i) 3,250 shares of Series A Convertible Preferred Stock, with a par value of $0.001 per share and a stated value of $1,000 per share, (ii) Class A warrants to purchase 501,543 shares of Company common stock at an exercise price of $1.62 per share; and (iii) Class B warrants to purchase 416,667 shares of Company common stock at an exercise price of $1.95 per share
     March 2010 Offering — On March 2, 2010 pursuant to a securities purchase agreement, the Company completed an offering in which it issued to certain accredited investors in the aggregate 5,076,664 shares of common stock at a purchase price of $0.75 per share. Each investor also received a warrant to purchase the same number of shares of common stock acquired in the March 2010 Private Offering at an initial exercise price of $0.98 per share. The aggregate purchase price paid by the investors for the common stock and the warrants was $3,807,500.

     Series B Offering — Pursuant to securities purchase agreements, the Company completed offerings in July, September, October and November 2010 in which it issued to certain accredited investors (i) in the aggregate 4,640 shares of Series B Convertible Preferred Stock, with a stated value of $1,000 per share, referred to as the Series B Preferred, and (ii) warrants to purchase 7,733,333 shares of Company common stock at an exercise price of $0.8054 per share. The aggregate purchase price paid by the investors for the Series B Preferred and the warrants was $4,640,000.
     December 2010 Offering — On December 8, 2010, the Company completed a private placement of securities in which the Company sold to certain accredited investors in the aggregate: (i) 165 shares of Series D Convertible Preferred Stock, with a par value of $0.001 per share and a stated value of $1,000 per share, and (ii) warrants to purchase 330,000 shares of Company common stock at an exercise price of $0.50 per share.
     As a result of the Series D Preferred private placement, anti-dilution provisions of other Company securities were triggered, and as a result the following adjustments were made effective December 8, 2010.
     The conversion price for the Series A Preferred Stock and Series B Preferred Stock was reduced to $0.50. The number of outstanding shares of Series A Preferred Stock and Series B Preferred Stock was increased to 6,500,000 and 9,280,000, respectively. The exercise price for all of the Company’s Warrants (i.e., (i) the Series A and Series B warrants issued in connection with the Series A Preferred Stock, (ii) the warrants issued in connection with the Company’s March 2010 offering, and (iii) the warrants issued in connection with the Company’s Series B Preferred Stock) was reduced to $0.50. The number of shares underlying each of the respective Warrants was increased as follows:
•	1,624,996 shares of common stock underlying the Series A warrants;

•	1,624,997 shares of common stock underlying the Series B warrants;

•	9,950,261 shares of common stock underlying the warrants issued in connection with our March 2010 Offering; and

•	12,456,852 shares of common stock underlying the warrants issued in connection with our Series B Offering.
     Rule 415 Analysis
     Rule 415 under the Securities Act generally permits the registration of offerings to be made on a delayed or continuous basis subject to certain conditions. Rule 415(a)(1)(i) under the Securities Act provides, in relevant part:
     “a. Securities may be registered for an offering to be made on a continuous or delayed basis in the future, Provided, That:
     1. The registration statement pertains only to:
     i. Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary;”
          Under Rule 415(a)(1)(i), an issuer may register securities to be sold on a delayed or continuous basis by selling securityholders in a secondary offering. In the event that the offering is re-characterized as a primary offering on behalf of the Company, (i) the offering would have to be made on a fixed price basis and the selling securityholders would be unable to sell their securities at prevailing market prices, and (ii) the selling securityholders would be deemed to be “underwriters” with respect to the offering (with the attendant liabilities under Section 11 of the Securities Act). In this regard, the Staff’s interpretation of Rule 415 can have a significant impact on the ability of smaller public companies such as the Company to raise capital and on the ability of a selling securityholder to effect resales of its securities.
     The Company has reviewed the Staff’s historical guidance on Rule 415(a)(1)(i) as set forth in the Securities Act Rules Compliance and Disclosure Interpretations Question 612.09 (“CDI 612.09”), which states, in relevant part:
     “It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”
     As CDI 612.09 indicates, the question is a “difficult factual one” that involves an analysis of various factors and “all the circumstances.” In determining “whether an offering styled a secondary one is really on behalf of the issuer,” the Company has reviewed the factors set forth in CDI 612.09, and based on the Company’s consideration of these factors, the Company believes that the proposed resale of shares by the selling shareholders as contemplated by the registration statement would appropriately be characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).
     Although the specific factors referenced in CDI 612.09 are set forth in the tables provided below in response to the Staff’s specific comments, the Company would like to advise the Staff of the following:
     1. Since the commencement of the fund raising activities discussed above in October 2009, the Company is currently aware of only one stockholder who has used a registration statement to sell its securities (such selling stockholder is not a party to the current registration statement). As such, there is no evidence that the Company has in the past utilized the registration process under Rule 415(a)(1)(i) to indirectly offer its securities to the public.
     2. More than half of the securities sold in the Series B offering were sold on July 16, 2010. On January 16, 2011, these securities will be eligible for resale pursuant to Rule 144; provided that the warrants issuable in the Series B offering are exercised on a cash-less basis. The Company is filing a registration statement to register the resale of the shares sold to fulfill a contractual obligation, even though it is unlikely that the July 2010 investors will ever use the Company’s registration statement to sell their shares underlying the Series B Preferred Stock. As CDI 612.09 gives consideration to the length of time the Company’s securities have been owned, the Company believes the foregoing demonstrates that a majority of the holders in the registration statement should not be viewed as “underwriters” under the Securities Act.
     3. It is important to note that the circumstances under which the selling shareholders acquired their respective shares covered by the registration statement do not present the same abusive concerns as “toxic convertible” transactions that the Company believes the Staff had in mind when it invoked Rule 415 to express its objection to a number of PIPE transactions by micro-cap companies. Based on the Company’s understanding, in many of these “toxic convertible” transactions, an issuer would commit to issuing shares at a conversion or exercise price that floated in accordance with the market price of the issuer’s underlying common stock. When the transaction was announced, the stock prices typically fell which led to the issuer having to issue significant blocks of stock, in many cases well in excess of 100% of the shares previously outstanding. In these “toxic convertible” transactions, existing investors or investors who purchased shares after the announcement of the transaction frequently faced downward pressure on the value of their investments.
     Although the Company acknowledges that the securities it issued in the above offerings contained adjustment provisions, none of the securities issued by the Company contain the types of provisions included in the “toxic convertible” securities discussed above. The provisions in the Company’s securities that have resulted in upward adjustments of the number of shares being registered consist of standard “ratchet” provisions that require the lowering of the conversion prices of its preferred stock and the exercise prices of its warrants, as well as a proportionate increase the number of shares underlying the warrants, upon the Company issuing securities for a lower price than such conversion or exercise prices. The prices do not “float” with the Company’s common stock.
     Below are the Company’s responses in tabular format to comment 1.
     Response to Comment 1

				Value of
				Shares
				Registered
				as a
				percentage		Discount
				of		of		In the
			Relationship	Company		Underlying		business of
Selling	Date of	Manner	with	Proceeds		Common		buying/selling
Stockholder	Sale	of Sale	Company	(1)		Stock (2)		securities
AAR Accounts Family Limited Partnership	07/16/2010; 10/20/2010	Private placement	None	79.98 6.11	% %	$ $	0.35 0.11	No
Akanthos Arbitrage Master Fund, L.P.	07/16/2010	Private placement	None	47.80%			$0.35	No
Andrew Fife	09/08/2010; 11/08/2010	Private placement	None	1.11% 0.81%		$ $	0.11 (0.10)	No
Daniel Carty	10/20/2010	Private placement	None	3.63%			—	No

				Value of
				Shares
				Registered
				as a
				percentage		Discount
				of		of	In the
			Relationship	Company		Underlying	business of
Selling	Date of	Manner	with	Proceeds		Common	buying/selling
Stockholder	Sale	of Sale	Company	(1)		Stock (2)	securities
Humphrey Johnson	07/16/2010	Private placement	None	6.44%		$0.35	No
Jeffrey Benison	07/16/2010	Private placement	None	4.29%		$0.35	No
Jes Johansen	09/08/2010; 10/20/2010	Private placement	None	1.11 0.86	% %	$0.11 —	No
John & Audrey Quackenbush	07/16/2010	Private placement	None	2.15%		$0.35	No
Leslie Henry Sharp	07/16/2010	Private placement	None	2.57%		$0.35	No
LMA SPC for and on behalf of the MAP87 Segregated Portfolio	07/16/2010	Private placement	None	16.56%		$0.35	No
Margus Ehatamm	07/16/2010	Private placement	None	1.29%		$0.35	No
Paul and Kerry Regent, JTWORS	09/08/2010	Private placement	None	2.40%		$0.11	No
Paul Schneider	07/16/2010	Private placement	None	2.15%		$0.35	No
Richard and Stella Bayliss	10/20/2010	Private placement	None	0.91%		—	No
Richard James Binnie	07/16/2010	Private placement	None	7.72%		$0.35	No
Robert E. Bellus	07/16/2010	Private placement	None	4.29%		$0.35	No
Ronald D. Lipton	07/16/2010	Private placement	None	3.43%		$0.35	No
Roy Whitehead	09/08/2010	Private placement	None	3.08%		$0.11	No
Steven E. Nelson as Trustee for the Steven E. Nelson Trust dated June 14, 1993 and as amended October 31, 2008	07/16/2010	Private placement	None	17.16%		$0.35	No
Steven W. Lefkowitz	07/16/2010	Private placement	None	4.29%		$0.35	No
Stephen J. Wilkinson	10/20/2010	Private placement	None	1.51%		—	No
Vestal Venture Capital	07/16/2010	Private placement	None	2.15%		$0.35	No

				Value of
				Shares
				Registered
				as a
				percentage		Discount
				of		of		In the
			Relationship	Company		Underlying		business of
Selling	Date of	Manner	with	Proceeds		Common		buying/selling
Stockholder	Sale	of Sale	Company	(1)		Stock (2)		securities
Wade Capital Corporation Money Purchase Plan	07/16/2010	Private placement	None	8.58%			$0.35	No
Jane Scotti	07/16/2010	Private placement	None	4.29%			$0.35	No
Gavin Scotti	07/16/2010	Private placement	None	4.29%			$0.35
Margery Scotti	07/16/2010; 10/13/2010	Private placement	None	4.29 15.27	% %	$ $	0.35 0.05	No
Noboru & Sumiko Muto	07/16/2010	Private placement	None	8.15%			$0.35	No
Zahad Ilyas	09/08/2010	Private placement	None	3.08%			$0.11	No
Health Alliance Defined Plan	09/08/2010	Private placement	None	6.16%			$0.11	No
Basu Biosciences, LLC	10/20/2010	Private placement	None	5.05%			—	No
Malcolm Whittle	10/20/2010	Private placement	None	0.40%			—	No
W.K.B.J. 2005 Irrevocable Trust	10/20/2010	Private placement	None	0.86%			—	No
John B. Nicholson	10/20/2010	Private placement	None	2.98%			—	No
Crescent International, Ltd.	10/13/2010	Private placement	None	11.11%			$0.05	No
Brio Capital L.P.	10/13/2010	Private placement	None	8.33%			$0.05	No
Terminal Ventures	11/08/2010	Private placement	None	2.02%			$(0.10)	No
David Martin	10/20/2010	Private placement	None	0.40%			—	No
Kevin J. Harrington	11/08/2010	Private placement	None	2.02%			$(0.10)	No
John Milton	11/17/2010	Private placement	None	0.45%			$(0.05)	No
James P. Westbrook	11/17/2010	Private placement	None	0.91%			$(0.05)	No
Igor and Marinna Vaysbaum	11/17/2010	Private placement	None	1.14%			$(0.05)	No
Martin and Michelle East	11/17/2010	Private placement	None	1.14%			$(0.05)	No
Elliot Sabbagh	11/17/2010	Private placement	None	4.54%			$(0.05)	No

				Value of
				Shares
				Registered
				as a
				percentage	Discount
				of	of	In the
			Relationship	Company	Underlying	business of
Selling	Date of	Manner	with	Proceeds	Common	buying/selling
Stockholder	Sale	of Sale	Company	(1)	Stock (2)	securities
Dinesh Kotecha	11/17/2010	Private placement	None	0.45%	$(0.05)	No
Stephen G. Saffrey	11/17/2010	Private placement	None	0.45%	$(0.05)	No
Colin B Squire	11/17/2010	Private placement	None	0.91%	$(0.05)	No
Marat Shlimov	11/17/2010	Private placement	None	1.14%	$(0.05)	No
Igor Voznenko	11/17/2010	Private placement	None	0.91%	$(0.05)	No
Joseph Paresi	11/17/2010	Private placement	None	1.36%	$(0.05)	No
William Rabetz	11/17/2010	Private placement	None	2.27%	$(0.05)	No
Joseph DiGiaimo	11/17/2010	Private placement	None	1.14%	$(0.05)	No
Ravi Bhardwaj	11/17/2010	Private placement	None	1.36%	$(0.05)	No
Philip Rudland	11/17/2010	Private placement	None	0.45%	$(0.05)	No
Phil Wade	11/17/2010	Private placement	None	0.45%	$(0.05)	No
Daniel Boyle	11/17/2010	Private placement	None	0.45%	$(0.05)	No
John W. Whyte	11/17/2010	Private placement	None	0.45%	$(0.05)	No
Joseph T. Snyder	11/17/2010	Private placement	None	0.45%	$(0.05)	No
K & L Beasley Superfund	11/17/2010	Private placement	None	0.45%	$(0.05)	No
Scott Larson	11/17/2010	Private placement	None	0.45%	$(0.05)	No
Abdallah S. Farrukh	11/17/2010	Private placement	None	4.54%	$(0.05)	No
Michael Lusk	11/17/2010	Private placement	None	1.14%	$(0.05)	No
Klaus Prinz	11/17/2010	Private placement	None	0.45%	$(0.05)	No
Janet Ballard	11/17/2010	Private placement	None	1.14%	$(0.05)	No
Steve and Mollie Crampin	11/17/2010	Private placement	None	1.14%	$(0.05)	No
George Carris	11/17/2010	Private placement	Placement agent	2.04%	$(0.05)	No
David Batista	11/17/2010	Private placement	Placement agent	1.68%	$(0.05)	No
David Boral	11/17/2010	Private placement	Placement agent	0.90%	$(0.05)	No
Sperry Younger	11/17/2010	Private placement	Placement agent	1.05%	$(0.05)	No
Joseph Dimauro	11/17/2010	Private placement	Placement agent	0.23%	$(0.05)	Yes

				Value of
				Shares
				Registered
				as a
				percentage	Discount
				of	of	In the
			Relationship	Company	Underlying	business of
Selling	Date of	Manner	with	Proceeds	Common	buying/selling
Stockholder	Sale	of Sale	Company	(1)	Stock (2)	securities
Frank T. Wickham	11/17/2010	Private placement	Placement agent	0.03%	$(0.05)	No
Gregorios Hatzimichael	11/17/2010	Private placement	Placement agent	0.06%	$(0.05)	No
Linda Acri	11/17/2010	Private placement	Placement agent	0.06%	$(0.05)	No
Slobodan Schneider	11/17/2010	Private placement	Placement agent	0.35%	$(0.05)	No
David Speciale	11/17/2010	Private placement	Placement agent	0.23%	$(0.05)	No
Andrey Tkatchenko	11/17/2010	Private placement	Placement agent	0.23%	$(0.05)	No

(1)	Computed by taking the product of (i) the number of shares registered in the Amended S-1 for the individual shareholder and (ii) the market value of the shares on the date of issuance, and dividing it by the total Company proceeds (i.e., $4,640,000). We have included the shares underlying the warrants, but not the proceeds from the exercise of the warrants.

(2)	The discount is due to anti-dilution provisions that were triggered by our December 2010 offering of Series D Preferred Stock.
     With respect to the request by the Staff to provide information regarding any relationship among the selling stockholders, the Company will obtain this information and provide it to the Staff supplementally.
2. Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible preferred stock that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale and issuance of the convertible preferred stock).
The Amended S-1 has been revised to register 9,280,000 shares of common stock underlying our convertible preferred stock. Based on the following market prices, which correspond to the date of each of our six closings, the total value of the common stock underlying the convertible preferred stock registered for resale is $6,547,400.

July 16, 2010 — 5,404,000 @ $0.85 per share	=	$4,593,400
September 8, 2010 — 550,000 @ $0.61 per share	=	$335,500
October 13, 2010 — 900,000 @ $0.55 per share	=	$495,000
October 20, 2010 — 876,000 @ $0.50 per share	=	$438,000
November 8, 2010 — 240,000 @ $0.40 per share	=	$96,000
November 17, 2010 — 1,310,000 @ $0.45 per share	=	$589,500

		$6,547,400
3. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment.
Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible preferred stock and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible preferred stock.

				Cash
			Value of Common	Payments to
	Cash	Common	Stock	Placement
	Dividend	Stock to be	(assuming $0.45 per	Agents at
Recipient	Payment	Issued	share)	Closing
Series B Preferred Stockholders (1)	$305,400 (3)	0	—	—
Placement Agents (2)		708,788	$318,955	$354,394

Total cash payments made or required to be made within the next year:	$350,400
$318,955
$354,394

$978,749

(1)	Holders of the Series B Preferred are entitled to receive cumulative dividends at the rate per share (as a percentage of the stated value per share) of 6% per annum (subject to increase in certain circumstances), payable quarterly in arrears on January 15, April 15, July 15 and October 15, beginning on January 15, 2011. The dividends are payable in cash, or at our option, in duly authorized, validly issued, fully paid and non-assessable shares of common stock equal to 110% of the cash dividend amount payable on the dividend payment date, or a combination thereof; provided that we may not pay the dividends in shares of common stock unless we meet certain conditions described in the Certificate of Designation. If we pay the dividend in shares of common stock, the common stock will be valued for such purpose at 80% of the average of the volume weighted average price for the 10 consecutive trading days ending on the trading day that is immediately prior to the dividend payment date.

(2)	The placement agents were entitled to receive in cash and warrants 8% of the cash received at closing. Each warrant entitled the placement agent to purchase one share of common stock at an exercise price of $0.60. The exercise price has since been reduced to $0.50 due to anti-dilution provisions contained in the warrants, which were triggered upon the closing of the Company’s December 2010 Series D offering.

(3)	The number of shares listed is the total amount to which the Series B Preferred shareholders will be entitled through 2011 and it assumes that (i) the Company determines to make all dividend payments in cash for the next year and (ii) the Series B Preferred Stock is held through October 15, 2011 by each stockholder.
The Company disclosed in the Amended S-1 that it received approximately $4.6 million in proceeds from the offerings of convertible preferred stock it made between July and November 2010. By October 15,

2011, the Company may have to pay up to $305,400 in cash as dividends on the Series B Preferred Stock, assuming it elects to make all dividend payments in cash rather than stock.
4. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:
•	the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible preferred stock, presented in a table with the following information disclosed separately:
•	the market price per share of the securities underlying the convertible preferred stock on the date of the sale of the convertible preferred stock;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible preferred stock, calculated as follows:
–	if the conversion price per share is set at a fixed price, use this price; and

–	if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible preferred stock and determine the conversion price per share as of that date;
•	the total possible shares underlying the convertible preferred stock;

•	the combined market price of the total number of shares underlying the convertible preferred stock, calculated by using the market price per share on the date of the sale of the convertible preferred stock and the total possible shares underlying the convertible preferred stock;

•	the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible referred stock calculated by using the conversion price on the date of the sale of the convertible preferred stock and the total possible number of shares the selling shareholders may receive; and

•	the total possible discount to the market price as of the date of the sale of the convertible preferred stock, calculated by subtracting the total conversion price on the date of the sale of the convertible preferred stock from the combined market price of the total number of shares underlying the convertible preferred stock on that date.
Please provide additional tabular disclosure regarding the terms of the convertible preferred stock that could result in a change in the price per share upon the occurrence of certain events, as described on pages 7 and 52 of the registration statement.

	Market Price
	of Common			Combined
	Stock	Conversion		Market Price		Total
	Underlying	Price of	Shares	of Shares	Combined	Possible
	Series B	Common Stock	Underlying	Underlying	Conversion	Discount
	Preferred as of	at time of	Series B	Series B	Price of Series	to Market
	Each Closing	Closing (1)	Preferred (2)	Preferred	B Preferred (3)	Price
July 16, 2010	$0.85	$0.60	4,503,333	$3,827,833	$2,702,000	$1,125,833
September 8, 2010	$0.61	$0.60	458,333	$279,583	$275,000	$4,583
October 13, 2010	$0.55	$0.60	750,000	$412,500	$450,000	$(37,500)
October 20, 2010	$0.50	$0.60	730,000	$365,000	$438,000	$(73,000)

	Market Price
	of Common			Combined
	Stock	Conversion		Market Price		Total
	Underlying	Price of	Shares	of Shares	Combined	Possible
	Series B	Common Stock	Underlying	Underlying	Conversion	Discount
	Preferred as of	at time of	Series B	Series B	Price of Series	to Market
	Each Closing	Closing (1)	Preferred (2)	Preferred	B Preferred (3)	Price
November 8, 2010	$0.40	$0.60	200,000	$80,000	$120,000	$(40,000)
November 17, 2010	$0.45	$0.60	1,091,667	$491,250	$655,000	$(163,750)
TOTAL DISCOUNT:						$816,166

(1)	The Conversion Price is fixed; however, it is subject to adjustment in the event of any stock split, stock dividend, reclassification or similar event with respect to the Company’s common stock or any future sales of the Company’s common stock by the Company at a price lower than the current Conversion Price.

(2)	The numbers provided have not been adjusted to account for the effect of the anti-dilution provisions that were triggered by the Company’s Series D Preferred offering.

(3)	The Conversion Price on the date of sale was $0.60. The Conversion Price has since been lowered to $0.50 due to anti-dilution provisions triggered by our Series D Preferred offering.
5. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:
•	the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:
•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:
•	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

•	if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;
•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•	the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•	the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•	the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Series B Investors

	Market Price
	of Common			Combined		Total
	Stock	Exercise Price		Market Price		Possible
	Underlying	of Warrant at	Total Shares	of Shares	Combined	Discount
	Warrants as of	time of Closing	Underlying	Underlying	Exercise Price	to Market
	Each Closing	(1)	Warrants (2)	Warrants	of Warrants (3)	Price
July 16, 2010	$0.85	$0.8054	4,503,333	$3,827,833	$3,626,984	$200,849
September 8, 2010	$0.61	$0.8054	458,333	$279,583	$369,141	$(89,558)
October 13, 2010	$0.55	$0.8054	750,000	$412,500	$604,050	$(191,550)
October 20, 2010	$0.50	$0.8054	730,000	$365,000	$587,942	$(222,942)
November 8, 2010	$0.40	$0.8054	200,000	$80,000	$161,080	$(81,080)
November 17, 2010	$0.45	$0.8054	1,091,667	$491,250	$879,229	$(387,979)
TOTAL DISCOUNT:						$(772,260)

(1)	The Exercise Price is fixed; however, it is subject to adjustment in the event of any stock split, stock dividend, reclassification or similar event with respect to the Company’s common stock.

(2)	The numbers provided have not been adjusted to account for the effect of the anti-dilution provisions that were triggered by the Company’s Series D Preferred offering.

(3)	The Exercise Price on the date of sale was $0.8054. The Exercise Price has since been lowered to $0.50 due to anti-dilution provisions triggered by our Series D Preferred offering.
Placement Agents

	Market Price
	of Common			Combined		Total
	Stock	Exercise Price		Market Price		Possible
	Underlying	of Warrant at	Total Shares	of Shares	Combined	Discount
	Warrants as of	time of Closing	Underlying	Underlying	Exercise Price	to Market
	Each Closing	(1)	Warrants (2)	Warrants	of Warrants (3)	Price
November 17, 2010	$0.45	$0.60	590,657	$265,796	$354,394	$(88,598)

(1)	The Exercise Price is fixed; however, it is subject to adjustment in the event of any stock split, stock dividend, reclassification or similar event with respect to the Company’s common stock.

(2)	The numbers provided have not been adjusted to account for the effect of the anti-dilution provisions that were triggered by the Company’s Series D Preferred offering.

(3)	The Exercise Price on the date of sale was $0.60. The Exercise Price has since been lowered to $0.50 due to anti-dilution provisions triggered by our Series D Preferred offering.

6. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:
•	the gross proceeds paid or payable to the issuer in the convertible preferred stock transaction;
•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 3 above;
•	the resulting net proceeds to the issuer; and the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible preferred stock and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comments 4 and 5 above.
Further, please provide us, with a view toward disclosure in the prospectus, with disclosure — as a percentage — of the total amount of all possible payments, as disclosed in response to comment 3 above, and the total possible discount to the market price of the shares underlying the convertible preferred stock, as disclosed in response to comment 4 above, divided by the net proceeds to the issuer from the sale of the convertible preferred stock, as well as the amount of that resulting percentage averaged over the term of the convertible preferred stock.

			Combined	Average
	Payments to be made to		Total	Profit over
Gross Proceeds for Series B	Series B Holders &	Net Proceeds	Possible	Term of
Offerings	Placement Agents (1)	to the Issuer	Profit (2)	Series B (3)
$4,640,000	$978,749	$3,661,251	($44,692)	($22,346)

(1)	Amount disclosed is based on a common stock price of $0.45 per share and account for payments that may be made between now and December 31, 2011.

(2)	Amount disclosed assumes a common stock price of $0.45 per share.

(3)	The Series B Preferred is perpetual preferred stock, and as such has no date by which it must be redeemed. After two years, the Company may exercise an optional redemption of the Series B Preferred. For purposes of this calculation, the two year optional redemption period was used to calculate the average.
7. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:
•	the date of the transaction;
•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;
•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;
•	the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;
•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and
•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).
          Certain investors in the Series B offering also invested in our October 2009 offering and our March 2010 offering. The percentages noted in the following table show the percentage each investor owned after his/her investment in that particular offering of the total number of shares issued in the respective offering.

Number of
Shares of
Class of
Securities
			Outstanding			Market
			Prior to			Price per
		Number of	Transaction		Percentage	Share of	Current
		Shares of	and Held by		Owned of	Securities	Market
		Class of	Persons	Number of	Total	Subject to	Price per
		Securities	Other than	Shares Issued	Securities	Transaction	Share of
		Outstanding	Selling	/ Issuable in	Issued /	Immediately	Securities
	Date of	Prior to	Shareholders	Transaction	Issuable in	Prior to	Subject to
Name	Transaction	Transaction	& Affiliates	(1)	Transaction	Transaction	Transaction
Basu Biosciences, LLC	October 13, 2009	0	0	3,250 Series A Preferred;	3.1%	No market	No market

Class A Warrants to purchase 501,542 shares of common stock;

Class B Warrants to purchase 416,666 shares of common stock

			Number of
			Shares of
			Class of
			Securities
			Outstanding			Market
			Prior to			Price per
		Number of	Transaction		Percentage	Share of	Current
		Shares of	and Held by		Owned of	Securities	Market
		Class of	Persons	Number of	Total	Subject to	Price per
		Securities	Other than	Shares Issued	Securities	Transaction	Share of
		Outstanding	Selling	/ Issuable in	Issued /	Immediately	Securities
	Date of	Prior to	Shareholders	Transaction	Issuable in	Prior to	Subject to
Name	Transaction	Transaction	& Affiliates	(1)	Transaction	Transaction	Transaction
Margery Scotti	October 13, 2009	0	0	3,250 Series A Preferred;	3.1%	No market	No market

				Class A Warrants to purchase 501,542 shares of common stock;

				Class B Warrants to purchase 416,666 shares of common stock

	March 2, 2010	0	0	5,076,664 shares of common stock;	2.6%	Common Stock@ $0.95	Common Stock @ $0.46

				Warrants to purchase 5,076,664 shares of common stock		No market for Warrants

Gavin Scotti	March 2, 2010	0	0	5,076,664 shares of common stock;	2.6%	Common Stock@ $0.95	Common Stock @ $0.46

				Warrants to purchase 5,076,664 shares of common stock		No market for Warrants

Jane Scotti	March 2, 2010	0	0	5,076,664 shares of common stock;	3.9%	Common Stock@ $0.95	Common Stock @ $0.46

				Warrants to purchase 5,076,664 shares of common stock		No market for Warrants

Margus Ehatamm	March 2, 2010	0	0	5,076,664 shares of common stock;	0.4%	Common Stock@ $0.95	Common Stock @ $0.46

				Warrants to purchase 5,076,664 shares of common stock		No market for Warrants

George Carris	October 13, 2009	0	0	Placement Agent Warrants to purchase 250,000 shares of common stock	50%	No market	No market

			Number of
			Shares of
			Class of
			Securities
			Outstanding			Market
			Prior to			Price per
		Number of	Transaction		Percentage	Share of	Current
		Shares of	and Held by		Owned of	Securities	Market
		Class of	Persons	Number of	Total	Subject to	Price per
		Securities	Other than	Shares Issued	Securities	Transaction	Share of
		Outstanding	Selling	/ Issuable in	Issued /	Immediately	Securities
	Date of	Prior to	Shareholders	Transaction	Issuable in	Prior to	Subject to
Name	Transaction	Transaction	& Affiliates	(1)	Transaction	Transaction	Transaction
	March 2, 2010	0	0	5,076,664 shares of common stock	0.7% of common stock and Warrants	Common Stock@ $0.95	Common Stock @ $0.46

				Placement Agent Warrants to purchase 406,133 shares of common stock	50% of Placement Agent Warrants	No market for Warrants

David Batista	October 13, 2009	0	0	Placement Agent Warrants to purchase 250,000 shares of common stock	25%	No market	No market

	March 2, 2010	0	0	5,076,664 shares of common stock;	0.7% of common stock and Warrants	Common Stock@ $0.95	Common Stock @ $0.46

				Warrants to purchase 5,076,664 shares of common stock	38% of Placement Agent Warrants	No market for Warrants

				Placement Agent Warrants to purchase 406,133 share of common stock

David Boral	October 13, 2009	0	0	Placement Agent Warrants to purchase 250,000 shares of common stock	25%	No market	No market

	March 2, 2010	0	0	5,076,664 shares of common stock;	0.25% of common stock and Warrants	Common Stock@ $0.95	Common Stock @ $0.46

				Warrants to purchase 5,076,664 shares of common stock Placement Agent Warrants to purchase 406,133 share of common stock	12% of Placement Agent Warrants	No market for Warrants

(1) Numbers of securities are the originally issued amount and have not been adjusted according to anti-dilution provisions.

8. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:
•	the number of shares outstanding prior to the convertible preferred stock transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;
•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;
•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;
•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and
•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.
In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Shares registered for
Shares of common		resale by selling
stock outstanding prior	Shares registered for	stockholders / affiliates	Shares sold in	Shares registered for
to Series B offering	resale by selling	in prior registration	registered resale	resale on behalf of
(excluding holdings by	stockholders / affiliates	statements that are still	transactions by selling	selling stockholders /
selling stockholders	in prior registration	held by selling	stockholders / affiliates	affiliates in current
and affiliates)	statements	stockholders / affiliates	(1)	transaction
14,092,012	565,899	545,899	0	0

(1)	The difference of 20,000 shares between column 2 and column 3 is due to the fact that a selling stockholder sold his shares pursuant to Rule 144.
9. Please provide us, with a view toward disclosure in the prospectus, with the following information:
•	whether — based on information obtained from the selling shareholders — any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

-	the date on which each such selling shareholder entered into that short position; and
-	the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible preferred stock transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible preferred stock transaction, before the filing or after the filing of the registration statement, etc.).
The Company undertakes to obtain the requested information from its selling shareholders and to provide the Staff with its response to Comment #9 supplementally.
10. Please provide us, with a view toward disclosure in the prospectus, with:
•	a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons)
•	the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible securities; and
•	copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible preferred stock.
If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.
Other than the agreements that the Company has with its placement agent, the Company does not presently have, nor has it had in the past three years, any relationships or arrangements with any selling stockholder, any affiliate of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction. Copies of the agreements between the Company and the placement agent are attached as Exhibit A.
11. Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the ‘Selling Shareholders’ section of the prospectus.
The Company used the following calculations to determine the number of shares registered in connection with the registration statement.

•	Number of shares underlying the Warrants = (Investment/Offering Price) x Original Exercise Price / Current Exercise Price
•	Number of shares underlying Placement Agent Warrants = (Amount Awarded x Original Exercise Price) / Current Exercise Price
•	Number of shares underlying Series B Preferred = Investment / $0.50
•	Number of shares that could be issued as dividends = (((Total amount raised x Interest rate of 6%) x 110%) / (Current Market Price * 80%)) x 3 years
          The sum of each of the above amounts equals the number of shares registered on the registration statement.
          Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (215) 665-5542.
Sincerely,
COZEN O’CONNOR
By: Cavas S. Pavri
cc: David Pernock, Chief Executive Officer of Fibrocell Science, Inc.